Via Facsimile and U.S. Mail
Mail Stop 6010


	June 6, 2005


Dr. Mitchel Sayare
Chairman, President and Chief Executive Officer
ImmunoGen, Inc.
128 Sidney Street
Cambridge, MA 02139

Re:	Immunogen, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
Forms 10-Q for quarters ended September 30, 2004, December 31,
2004
and
March 31, 2005
	File No. 000-17999


Dear Dr. Sayare:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filing to only the issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to the comments within fifteen business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If you disagree with our comments, please provide us an explanation in a supplemental letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, pages 34-37

1. We acknowledge that you do not disclose research and development costs by project because that disclosure could potentially harm your relationships with collaborators, suppliers or potential collaborators. We continue to believe that disclosure of this information is important to investors, which outweighs potential harm to you. Please disclose research and development costs by project.
If you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on these projects. Regarding the nature, timing and estimated costs of the efforts necessary to complete each project and the anticipated completion dates, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase for each project. To the extent that information is not estimable, disclose those facts and circumstances, indicating the uncertainties that preclude you from making a reasonable estimate.

2. The preceding comment applies also to your Forms 10-Q for quarters ended September 30, 2004, December 31, 2004 and March 31, 2005.

Liquidity and Capital Resources, pages 38-39

3. Based on the discussion of your collaboration agreements with MorphoSys AG on page 12, it appears that your research and development expenses may be affected by contract milestones. To the extent that you may make milestone or other payments pursuant to your collaborative arrangements, please assess whether these payments should be shown in the contractual obligations table, pursuant to
Item 303(a)(5) of Regulation S-K. If, as a result of that assessment, you do not include these payments in the table, please consider including in a footnote to the contractual obligation table, to the extent material, the amount and timing of these payments that are reasonably likely to be paid. Please refer to Financial Reporting Release 72, section IV.


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.



      Sincerely,



      Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Dr. Mitchel Sayare
Chairman, President and Chief Executive Officer
ImmunoGen, Inc.
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